UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-3024
CUSIP Number:

☒ Form 10-K and Form 10KSB	☐ Form 11-K
☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2006

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:        Not Applicable.

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	New Ulm Telecom. Inc. (“Registrant”)

Former Name if Applicable:	Not applicable

Address of Principal Executive Office:	27 North Minnesota Street

City, State and Zip Code:	New Ulm Minnesota 56073

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject Form 10-K will be filed on or before the 15th business day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

As of June 30, 2006, the last day of the second quarter of the Company’s fiscal year, the market capitalization for the Company’s common stock held by non-affiliates (persons other than directors and officers) was approximately $81 million. The Company therefore has become an accelerated filer in connection with its filing of the financial statements for the year ended December 31, 2006. In addition, the Company is required to obtain the opinion of its registered public accounting firm that the Company has maintained effective financial control over financial reporting as of December 31, 2006. The Company is in the process of finalizing its financial statements and obtaining the additional opinion by its public accountants and expects to file the Form 10-K within the 15 calendar day period allowed under Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Nancy Blankenhagen	507-354-4111

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Company expects to report higher income in 2006 as a result of the sale of its interest in Midwest Wireless Holding in the fourth quarter of 2006.

New Ulm Telecom, Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007

/s/ Nancy Blankenhagen
Nancy Blankenhagen Its Chief Financial Officer